333-154010

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
POST-EFFECTIVE AMENDMENT NO. 1 TO
 FORM F-6
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
Mitsubishi Motors Corporation
 (Exact name of Issuer of deposited securities as specified in its charter)
Japan
(Jurisdiction of Incorporation or organization of Issuer)
DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
60 Wall Street, New York, New York 10005
Tel. No.: (212) 250-9100
(Address, including zip code, and telephone number of depositary's principal offices)
DEUTSCHE BANK TRUST COMPANY AMERICAS
60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number of agent for service)
Copy to:
DEUTSCHE BANK TRUST COMPANY AMERICAS
60 Wall Street
New York, New York  10005

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing                                                                     ☐ on [date] at [time]
If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

EXPLANATORY NOTE
The offering made under this Registration Statement has been terminated with no American Depositary Shares having been issued.  Accordingly, the Registrant hereby deregisters all American Depositary Shares previously registered by this Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)            Copy of Agreement - The Agreement between Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement.  Previously filed.

(b)           Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c)           Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d)            Opinion of counsel to the Depositary as to the legality of the securities to be registered. Previously filed.

(e)           Certification under Rule 466.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 20, 2009.

Legal entity created by the agreement for the
issuance of American Depositary Receipts evidencingAmerican Depositary Shares for shares of the foreign private issuer whose name is set forth on the facing page of this Registration Statement on Form F-6

By: DEUTSCHE BANK TRUST COMPANY AMERICAS, Depositary

Name: James Kelly James Kelly Title: Vice President

Name: Chris Konopelko Chris Konopelko Title: Vice President

INDEX TO EXHIBITS

Exhibit
Number

(e)	Rule 466 Certification